Exhibit (e)(12)

EXCERPTS FROM DEFINITIVE PROXY STATEMENT DATED FEBRUARY 20, 2004

RELATING TO THE 2004 ANNUAL MEETING OF STOCKHOLDERS OF PEOPLESOFT, INC.

Board Compensation

Each non-employee director receives an annual retainer of $30,000 plus $5,000 per annum for each committee membership (with an additional $5,000 per annum paid for service as a chairman of a committee). Since June 2003, each non-employee director also has received a payment of $7,500 per month in connection with increased Board activities resulting in part from the Oracle tender offer, and will be paid $1,500 per day when attending or preparing for legal proceedings involving PeopleSoft. Mr. Bhusri, who terminated employment with PeopleSoft in 2002, received in 2003 approximately $621,000 in compensation resulting from the exercise of stock options and a distribution of approximately $2,000 from his 401(k) plan account, both of which related to his former service as an employee. Mr. Duffield served as an employee of PeopleSoft working on special projects during 2003 and was paid $12,000 in such capacity.

The Board of Directors has the authority to determine stock compensation for non-employee directors. In addition to cash compensation, pursuant to guidelines established by the Board, each non-employee director receives an initial stock option grant upon joining the Board or otherwise becoming eligible (for example at the time an employee director becomes a non-employee director) as well as additional options annually for continued service. The initial option grant is 60,000 shares, which vests over a period of four years. Each non-employee director also receives a quarterly option grant of 6,250 shares, or 25,000 option shares per year. These quarterly grants become fully vested one year after the date of grant. The exercise prices of options granted to non-employee directors are set at the market value of the underlying stock on the date of grant. Since its approval by stockholders in May 2003, options granted to non-employee directors are made under the 2003 Directors Stock Plan.

Certain Business Relationships and Transactions with Management

During 2003, Gary Conway, the brother of CEO Craig Conway, served as Vice President, Corporate Marketing, and received salary and bonuses totaling approximately $376,000. Also during 2003, Chairman David A. Duffield’s son and daughter-in-law, Michael D. Duffield and Michelle M. Duffield, were employed by PeopleSoft as an Account Executive and Senior Direct Marketing Specialist, respectively. They received, in the aggregate, salary, commissions and bonuses totaling approximately $677,000 in 2003.

Employment Agreements

PeopleSoft has employment agreements with two of its executive officers, Messrs. Conway and Dubois, as described below.

Mr. Conway and PeopleSoft entered into an employment agreement in May 1999. The Compensation Committee approved the material amendments to Mr. Conway’s employment agreement on May 27, 2003 and August 20, 2003, and a formal restated employment agreement was executed on January 30, 2004. The agreement provides for an annual base salary, subject to annual review by the Compensation Committee, which is currently set at $1,000,000. In addition, the agreement provides that Mr. Conway’s bonuses will be determined by the Compensation Committee of the Board of Directors based on performance criteria established by the Compensation Committee. Pursuant to the employment agreement, in May 1999 the Compensation Committee granted Mr. Conway options to acquire 2,000,000 shares of PeopleSoft Common Stock at an exercise price of $12.6875 per share with monthly vesting over a four year period, conditioned on Mr. Conway’s continued employment or consulting relationship with PeopleSoft, which are now fully vested. Also pursuant to the employment agreement, Mr. Conway purchased 500,000 restricted shares of PeopleSoft’s Common Stock at $0.01 per share in 1999. Such restricted stock was subject to repurchase by PeopleSoft at its original purchase price, which right expired as to 25% of the shares each year over four years, conditioned on Mr. Conway’s continued employment or consulting relationship with PeopleSoft. All repurchase rights with respect to these restricted shares have expired. Mr. Conway is eligible to receive additional grants of options and restricted stock as determined by the Compensation Committee.

Mr. Conway is entitled to severance pay and accelerated vesting of stock options and restricted stock awards under certain circumstances. If Mr. Conway is involuntarily terminated other than for cause, or if Mr. Conway voluntarily terminates his employment with PeopleSoft for good reason, the vesting of his stock options and restricted stock will be accelerated to the same extent as such options or restricted stock would have vested had Mr. Conway remained employed by PeopleSoft for an additional twenty-four months. However, the 500,000 shares of restricted stock granted to Mr. Conway in February 2002 are not subject to accelerated vesting upon termination of his employment, but instead vest pro rata based on the number of months from the date of grant through the date of termination. Mr. Conway would also be entitled to severance equal to two years’ base salary plus target bonus. In the event of a change of control, Mr. Conway’s unvested stock option will become fully vested and exercisable and his unvested restricted stock will also fully vest. If the vesting of Mr. Conway’s restricted stock cannot be accelerated as described above, PeopleSoft will make a cash payment equal to the fair market value of the unvested restricted stock owned by Mr. Conway on the date of termination of employment or on the date of the change of control, as applicable.

PeopleSoft has an employment agreement with Mr. Dubois that was entered into in January 2000. He had previously been employed by The Vantive Corporation, which was acquired by PeopleSoft in 1999. The agreement provided for an initial base salary and a target bonus, both of which are subject to annual adjustment and were set at $425,000, inclusive of a travel hardship allowance, and $400,000, respectively, for 2003. Under the contract, Mr. Dubois is entitled to severance pay equal to nine months’ salary and nine months’ target bonus if his employment is terminated by PeopleSoft without cause. Either Mr. Dubois or PeopleSoft may terminate the agreement upon three months’ notice at any time.

Severance Arrangements

The Compensation Committee has approved severance policies for PeopleSoft Executive Vice Presidents and Senior Vice Presidents. During 2003, the Board designated all six Executive Vice Presidents and one Senior Vice President as executive officers of PeopleSoft. Pursuant to the severance policy applicable to Executive Vice Presidents, each is eligible to receive twelve months’ salary, health insurance continuation payments, and target bonus under an employee bonus plan (see “Report of the Compensation Committee — Components of Executive Compensation” below for a description of the bonus plan), and credit for twelve months’ vesting with respect to equity awards, in the event of termination of employment for other than “Cause” as defined in the policy. Senior Vice Presidents are eligible for the same provisions, except that the benefits extend for six months. The aggregate target bonus potentially payable to eligible officers as a group under the severance policy is $2,931,500 for fiscal year 2004. In addition, in the event of termination of employment under certain circumstances following a “Change of Control” as defined in the plan, each eligible executive officer will receive 100% vesting of his/her outstanding unvested options, as well as the other benefits listed in the preceding sentence. In lieu of acceleration of restricted stock awards, PeopleSoft will make a cash payment equal to the fair market value of the unvested restricted stock owned by the executive on the date of termination of employment. In order to receive benefits under this policy, an eligible executive must elect to forego all rights to compensation or accelerated vesting available upon termination of employment under the terms of any other agreement or arrangement with PeopleSoft. Messrs. Gupta, Parker and Wilmington have each elected to forego such rights. Mr. Conway and two other executive officers also have retention bonus arrangements that contain acceleration of service provisions if their employment is terminated without cause or in connection with a change of control of PeopleSoft.

CEO Cash Compensation

Based upon these factors, in January 2003, the Committee established Mr. Conway’s base salary for 2003 at $1,000,000; his base salary has remained unchanged since 2001. Although the CEO does not participate in the Bonus Plan, the Committee establishes an annual target cash incentive for Mr. Conway, also based on the factors described above. For 2003, Mr. Conway’s annual bonus target remained at $1,500,000, unchanged since 2001. Upon its review of PeopleSoft’s overall financial and business performance during the year as well as its performance relative to competitors, and the Committee’s evaluation of Mr. Conway’s outstanding performance in leading PeopleSoft, Mr. Conway was awarded a cash incentive bonus at 100% achievement of his target, or $1,500,000.

In addition, based on the successful acquisition of J.D. Edwards & Company and progress of its integration with PeopleSoft, the extraordinary performance in successfully meeting or exceeding stockholder expectations in an extremely challenging environment and PeopleSoft’s consistently strong performance, the Committee awarded Mr. Conway an additional $500,000 discretionary bonus for 2003. Mr. Conway also received a $325,000 retention bonus payment in 2003.

CEO Equity Compensation

In 2003, the Committee granted to Mr. Conway options to purchase an aggregate of 1,500,000 shares of PeopleSoft’s Common Stock, a significant decrease from the equity incentives granted to Mr. Conway in 2002. These options have exercise prices ranging from $16.56 to $20.79 per share. The shares subject to each option vest in equal quarterly increments over a four-year period. In awarding these options, the Compensation Committee considered Mr. Conway’s contribution to the long-term success of PeopleSoft, and the stock and option positions of peer company CEOs. These options are intended to continue to align Mr. Conway’s compensation with stockholder interests, to maintain Mr. Conway’s compensation at a competitive level and to act as a reward and retention vehicle that reflects his continued contributions to increased company value over time.

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